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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ExpressJet Holdings, Inc.
(Name of Issuer)

Common stock, par value $.01 per share
(Title of Class of Securities)

30218U 10 8
(CUSIP Number)

January 6, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Continental Airlines, Inc. 74-2099724
2	Check the Appropriate Box if a Member of a Group (a) (See Instructions) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,654,875[1,2]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,654,875[1,2]
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,654,875[1,2]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 8.6%[1,2]
12	Type of Reporting Person (See Instructions) CO

1 Represents the beneficial holdings of Continental Airlines, Inc. ("Continental") following Continental's contributions of 6,000,000 shares and 6,075,000 shares to the Continental Retirement Plan Trust (Continental's defined benefit pension plan) on January 6, 2005 and April 7, 2005, respectively. Immediately after the January 6, 2005 contribution of 6,000,000 shares, Continental beneficially held 10,729,875 shares, or approximately 19.7% of the shares outstanding as of such date. These dispositions were previously reported on Forms 4 filed on January 7, 2005 and April 11, 2005, respectively, and were disclosed in Continental's Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. In addition, the beneficial holdings of Continental as of each of the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 were disclosed in Continental's Quarterly Reports on Form 10-Q for each of those quarters.

2 Continental previously held the sole share of special voting preferred stock authorized by ExpressJet Holdings, Inc. (the "Issuer"). The share of special voting preferred stock, which gave Continental certain rights to control the Issuer, including the right to elect a certain number of directors to the Issuer's board of directors in accordance with the Issuer's Restated Certificate of Incorporation, was redeemed by the Issuer in May 2005.

Item 1(a). Name of Issuer:

ExpressJet Holdings, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

1600 Smith Street, Dept. HQSCE

Houston, Texas 77002

Item 2(a). Name of Person Filing:

Continental Airlines, Inc.

Item 2(b). Address of Principal Business Office or, if None, Residence:

1600 Smith Street, Dept. HQSEO

Houston, Texas 77002

Item 2(c). Citizenship:

U.S.A.

Item 2(d). Title of Class of Securities:

Common stock, par value $.01 per share

Item 2(e). CUSIP Number:

30218U 10 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 4,654,875 1, 2

(b) Percent of class: 8.6%1,2

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 4,654,875 1, 2

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 4,654,875 1, 2

(iv) Shared power to dispose or to direct the disposition of 0

1 Represents the beneficial holdings of Continental Airlines, Inc. ("Continental") following Continental's contributions of 6,000,000 shares and 6,075,000 shares to the Continental Retirement Plan Trust (Continental's defined benefit pension plan) on January 6, 2005 and April 7, 2005, respectively. Immediately after the January 6, 2005 contribution of 6,000,000 shares, Continental beneficially held 10,729,875 shares, or approximately 19.7% of the shares outstanding as of such date. These dispositions were previously reported on Forms 4 filed on January 7, 2005 and April 11, 2005, respectively, and were disclosed in Continental's Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. In addition, the beneficial holdings of Continental as of each of the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 were disclosed in Continental's Quarterly Reports on Form 10-Q for each of those quarters.

2 Continental previously held the sole share of special voting preferred stock authorized by the Issuer. The share of special voting preferred stock, which gave Continental certain rights to control the Issuer, including the right to elect a certain number of directors to the Issuer's board of directors in accordance with the Issuer's Restated Certificate of Incorporation, was redeemed by the Issuer in May 2005.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONTINENTAL AIRLINES, INC.

Dated: November 18, 2005

By: /s/ Jennifer L. Vogel

Name: Jennifer L. Vogel

Title: Senior Vice President, General Counsel, Secretary and Corporate Compliance Officer